Subsidiaries of Orbital ATK, Inc. as of December 31 , 2015

All subsidiaries listed below are 100% owned except joint ventures.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Alliant Techsystems Operations LLC	Delaware
Alliant Techsystems Operations Saudi Arabia Ltd. (joint venture)	Saudi Arabia
ATK Launch Systems Inc.	Delaware
ATK Space Systems Inc.	Delaware
COI Ceramics, Inc. (joint venture)	California
Magna Uranium Services LLC (joint venture)	Delaware
Orbital ATK Pte. Ltd.	Singapore
Orbital International LLC	Delaware
Orbital Sciences Corporation	Delaware
ViviSat LLC (joint venture)	Delaware